UNITED STATES OF AMERICA
BEFORE THE
SECURITIES AND EXCHANGE COMMISSION

INVESTMENT COMPANY ACT OF 1940
Release No. 32311 / October 12, 2016

In the Matter of	:
	:
Global X Funds	:
Global X Management Company LLC	:
600 Lexington Avenue, 20th Floor	:
New York, NY 10022	:
	:
SEI Investments Distribution Company	:
1 Freedom Valley Drive	:
Oaks, PA 19456	:
	:
(812-14549)	:
	:

ORDER UNDER SECTIONS 6(c), 12(d)(1)(J), AND 17(b) OF THE INVESTMENT
COMPANY ACT OF 1940

Global X Funds, Global X Management Company LLC, and SEI Investments Distribution
Company filed an application on September 18, 2015, and amendments to the application on
June 3, 2016 and August 31, 2016, requesting an order under section 6(c) of the Investment
Company Act of 1940 ("Act") for an exemption from sections 2(a)(32), 5(a)(1), 22(d) and 22(e)
of the Act and rule 22c-1 under the Act, under section 12(d)(1)(J) of the Act for an exemption
from sections 12(d)(1)(A) and 12(d)(1)(B) of the Act, and under sections 6(c) and 17(b) of the
Act for an exemption from sections 17(a)(1) and 17(a)(2) of the Act.

The order permits: (a) series of certain open-end management investment companies that track
the performance of an index provided by an affiliated person to issue shares ("Shares")
redeemable in large aggregations only ("Creation Units"); (b) secondary market transactions in
Shares to occur at negotiated market prices rather than at net asset value; (c) certain funds to pay
redemption proceeds, under certain circumstances, more than seven days after the tender of
Shares for redemption; (d) certain affiliated persons of a fund to deposit securities into, and
receive securities from, the fund in connection with the purchase and redemption of Creation
Units; and (e) certain registered management investment companies and unit investment trusts
outside of the same group of investment companies as the funds to acquire Shares.

On September 14, 2016, a notice of the filing of the application was issued (Investment
Company Act Release No. 32262). The notice gave interested persons an opportunity to request
a hearing and stated that an order disposing of the application would be issued unless a hearing

was ordered. No request for a hearing has been filed, and the Commission has not ordered a hearing.

The matter has been considered and it is found, on the basis of the information set forth in the application, as amended, that granting the requested exemptions is appropriate in the public interest and consistent with the protection of investors and the purposes fairly intended by the policy and provisions of the Act.

It is further found that the terms of the proposed transactions, including the consideration to be paid or received, are reasonable and fair and do not involve overreaching on the part of any person concerned, and that the proposed transactions are consistent with the policy of each registered investment company concerned and with the general purposes of the Act.

Accordingly, in the matter of Global X Funds, et al. (File No. 812-14549),

IT IS ORDERED, under section 6(c) of the Act, that the requested exemption from sections 2(a)(32), 5(a)(1), 22(d) and 22(e) of the Act and rule 22c-1 under the Act is granted, effective immediately, subject to the conditions contained in the application, as amended.

IT IS FURTHER ORDERED, under section 12(d)(1)(J) of the Act, that the requested exemption from sections 12(d)(1)(A) and 12(d)(1)(B) of the Act is granted, effective immediately, subject to the conditions contained in the application, as amended.

IT IS FURTHER ORDERED, under sections 6(c) and 17(b) of the Act, that the requested exemption from sections 17(a)(1) and 17(a)(2) of the Act is granted, effective immediately, subject to the conditions contained in the application, as amended.

For the Commission, by the Division of Investment Management, under delegated authority.

Robert W. Errett
Deputy Secretary